EXHIBIT 10(d)(1)

Name and Principal Position	2006 Base Salary	2006 Merit Lump Sum Bonus	2006 AIP Target	2006 - 2008 LTIP Cycle (1)		
				Number of Threshold Shares	Number of Target Shares	Number of Maximum Shares
Michael H. Madison – President and Chief Executive Officer	$425,000	$0	70%	8,208	27,360	54,720
Dilek Samil – President and Chief Operating Officer (Cleco Power LLC)	$300,000	$5,000	55%	3,951	13,168	26,336
Kathleen F. Nolen – Senior Vice President and Chief Financial Officer	$222,000	$0	45%	1,949	6,496	12,992
R. O'Neal Chadwick, Jr. – Senior Vice President and General Counsel	$225,000	$4,000	45%	2,173	7,242	14,484
Samuel H. Charlton III – Senior Vice President and Chief Operating Officer (Cleco Midstream Resources LLC)	$218,000	$9,000	40%	2,106	7,018	14,036

(1) One half of all share amounts shown in these columns is in the form of common stock equivalent units, which are payable in cash. The other half is in the form of restricted stock.